UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan
for Residents of Puerto Rico
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Financial Statements and Supplemental Schedule
Index

Page (s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	3

Notes to Financial Statements	4 - 9

Supplemental Schedule

Exhibit I — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2006	10
EX-23.1 CONSENT OF PRICEWATERCOOPERS LLP

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
San Juan, Puerto Rico
July 10, 2007

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 221 3805 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value
Investments in mutual funds	$16,362,272	$14,232,975
Investment in First BanCorp. common stock	1,968,460	2,284,731
Participant loans receivable	1,165,651	1,081,195

Total investments	19,496,383	17,598,901

Receivables
Employer contribution	740,040	647,251
Employee contribution	57,010	—
Other receivables, principally interest and dividends	14,282	11,610
Due from brokers for security sold	26	225,793

Total receivables	811,358	884,654

Cash	82,585	168,328

Total assets	20,390,326	18,651,883

Liabilities
Due to brokers for securities purchased	—	161,955

Total liabilities	—	161,955

Net assets available for benefits	$20,390,326	$18,489,928

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

2006
Additions
Investment income
Net appreciation in fair value of investments	$695,111
Dividends	771,968
Interest income on loans to participants	82,263

Total investment income	1,549,342

Contributions
Participants	1,367,633
Employer	949,923
Rollovers from other qualified plans	213,268

Total contributions	2,530,824

Total additions	4,080,166

Deductions
Benefits paid to participants	2,179,768

Total deductions	2,179,768

Net increase in net assets available for benefits	1,900,398

Net assets available for benefits
Beginning of year	18,489,928

End of year	$20,390,326

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Internal Revenue Code Section 1165(e).

Eligibility

All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified nonelective contributions.

Contributions

Participants are permitted to contribute up to 10% of their pretax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. Contributions are subject to certain limitations. For the year ended December 31, 2006, pre-tax contributions were limited to a maximum of $8,000, as defined by the Puerto Rico Internal Revenue Code of 1994, as amended. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp. the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan investment earnings. Allocations are based on participant earnings or account balances, based on the participant’s investment elections, as defined by the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At December 31, 2006 and 2005 the interest rates of these loans range from 6% to 10.25% and 6% to 9% respectively, and are due at various dates through July 8, 2016. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Vested plan benefits not exceeding $5,000 are distributed to participants in a single lump-sum cash payment after employment with the Bank is terminated. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former participant. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank’s contributions or earnings of the Plan’s investments. There were no outstanding benefits payable to participants at December 31, 2006 and 2005.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2006 the Bank paid $231,287 in administrative fees on behalf of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. First BanCorp’s common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
3.	Investments

The following presents the Plan’s investments:

	2006		2005
	Value	# of shares	Value	# of shares
First BanCorp. common stock*	$1,968,460	206,554	$2,284,731	184,104
Ameristock Fund*	1,920,928	43,867	1,567,713	40,709
Ariel Fund	489,360	9,445	386,069	7,711
Dodge & Cox Balanced Fund*	1,604,865	18,430	1,534,410	18,864
FMI Focus*	—	—	1,321,702	40,668
GE Premier Growth Equity Class A	228,383	9,080	166,211	6,174
Harbor Bond Institutional Class Fund	539,138	46,638	556,222	47,868
Harbor Bond Institutional International Class Fund*	2,456,001	39,587	1,602,328	32,488
Royce Pennsylvania Mutual Fund*	1,460,591	126,240	—	—
Schwab Value Advantage Money Fund*	3,747,873	3,747,873	3,711,152	3,711,152
Vanguard S&P 500 Index*	3,915,133	29,980	3,387,168	29,474
Participant Loans receivable*	1,165,651	—	1,081,195	—

	$19,496,383		$17,598,901

*	Investment exceeds five percent of net assets available for benefits.
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

Mutual Funds	$1,203,254
Common stock — First BanCorp.	(508,143)

$695,111

4.	Party-In Interest Transactions

Certain plan investments are shares of a mutual fund managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2006 and 2005, the Plan held 206, 554 and 184,104 units, with a quoted market value of $1,968,460 and $2,284,731, respectively, of common stock of First BanCorp., the Financial Holding Company of the Plan Sponsor. For the year ended December 31, 2006, the Plan received dividend income related to the common stock of First BanCorp held by the Plan in the amount of $55,624. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
5.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated November 10, 2005 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code of the Commonwealth of Puerto Rico and, therefore, exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of the Commonwealth of Puerto Rico.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $7,371 at December 31, 2006 ($5,156 at December 31, 2005). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. For the year ended December 31, 2006, $174 from forfeited non-vested accounts was used to reduce the Bank’s contributions. No forfeitures were used to cover administrative expenses of the Plan in 2006.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9.	Additional Contributions

The Board of Directors of the Bank approved in 2007 and 2006 additional contributions of $552,488 and $488,284 based on the Bank’s results for the years ended December 31, 2006 and 2005, respectively. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the years ended December 31, 2006 and 2005, the Bank agreed to contribute $178,584 and $158,967, respectively, to non-highly compensated participants to satisfy contribution requirements. At December 31, 2006 and 2005, these additional contributions were recorded as employer contribution receivables and as contributions from employer.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2006 and 2005
10.	Additional benefits paid to participants

On December 14, 2006, the Plan Administrator sent a notification to the participants of the Plan communicating the option for participants to perform an in-service withdrawal from the Plan for the payment of a special 5% prepaid tax on their Plan account balance as provided by the Act 87 of the Puerto Rico Internal Revenue Code of 1994, as amended on May 13, 2006. In-Service withdrawals paid during the year ended December 31, 2006 as a result of this provision aggregated to $272,603 and were recorded as benefits paid to participants on the financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006
Exhibit I

	(b) Identity of issue, borrower	(c) Description of Investment including
(a)	lessor or similar party	maturity date, rate of interest, par value	(d) Cost	(e) Current value

*	First BanCorp. Common Stock	Common Stock, 206,554 shares	**	$1,968,460

	Ameristock Fund	Mutual Fund, 43,867 shares	**	1,920,928
	Ariel Fund	Mutual Fund, 9,445 shares	**	489,360
	Dodge & Cox Balanced Fund	Mutual Fund, 18,430 shares	**	1,604,865
	GE Premier Growth Equity Class A	Mutual Fund, 9,080 shares	**	228,383
	Harbor Bond International Class Fund	Mutual Fund, 46,638 shares	**	539,138
	Harbor Bond Institutional International Class Fund	Mutual Fund, 39,587 shares	**	2,456,001
	Royce Pennsylvania Mutual Fund	Mutual Fund, 126,240 shares	**	1,460,591
*	Schwab Value Advantage Money Fund	Mutual Fund, 3,747,873 shares	**	3,747,873
	Vanguard S&P 500 Index	Mutual Fund, 29,980 shares	**	3,915,133

		Total mutual funds		16,362,272

*	Participant loans receivable	Interest rates ranging from 6% to 10.25%, maturity dates of 6/18/2007 to 7/8/2016	**	1,165,651

				$19,496,383

*	Party in-interest

**	Historical cost is not required for participant directed investment.

SIGNATURE
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
Dated: 7/16/2007	By:	/s/ Pedro A. Romero
Authorized Representative

Dated: 7/16/2007	By:	/s/ Maria Medina
Authorized Representative